U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2017

Commission File Number: 001-36885

TANTECH HOLDINGS LTD

Tantech Holdings Ltd

c/o Zhejiang Tantech Bamboo Technology Co., Ltd

No. 10 Chen Shan Road, Shuige Industrial Zone

Lishui City, Zhejiang Province 323600

+86-578-226-2305

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Submission Of Matters To A Vote Of Security Holders

The Registrant held its 2016 Annual Meeting of Shareholders on December 30, 2016, at 9:00 a.m., Beijing time at the Registrant’s executive offices at F11, T3, Herui Technology Center, No. 475 Chang He Road, Hangzhou City, People’s Republic of China. A total of 17,557,558 of the Registrant’s ordinary shares were present in person or by proxy, representing a quorum of 68.07%. The following tables reflect the certified tabulation of the votes with respect to each proposal submitted to a vote of the Registrant’s shareholders at the 2016 Annual Meeting of Shareholders. Broker non-votes were counted as present for the purpose of establishing a quorum, but were not treated as votes cast on each respective proposal.

1.	PROPOSAL 1: Election of Directors

To elect five members of the Board of Directors to serve a term expiring at the Annual Meeting of Shareholders in 2017 or until his successor is duly elected and qualified. All five nominees received a plurality of the properly cast votes and was thereby elected to be a member of the Registrant’s Board of Directors. There were 0 broker non-votes. The tabulation of the certified voting results is as follows:

	For		Withheld
Nominee	Number	Percentage	Number	Percentage
ZHENGYU WANG	17,556,458	99.99%	1,100	0.01%
YEFANG ZHANG	17,556,458	99.99%	1,100	0.01%
WENCAI PAN	17,556,458	99.99%	1,100	0.01%
HONGDAO QIAN	17,556,458	99.99%	1,100	0.01%
SHUDONG WANG	17,556,455	99.99%	1,103	0.01%

2.	PROPOSAL 2: Ratification of Appointment of Independent Auditor

To ratify the appointment of Friedman LLP as the Registrant’s independent registered public accountant for the fiscal year ending December 31, 2016. The proposal was approved by a majority vote of 68.06% of the votes cast. There were1,100 abstentions, which are counted as votes not-in-favor of the proposal, and 0 broker non-votes, which are disregarded for such vote. The tabulation of the certified voting results is as follows:

For		Withheld		Abstain
Number	Percentage	Number	Percentage	Number	Percentage
17,556,458	99.99%	0	0.00%	1,100	0.01%

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TANTECH HOLDINGS LTD

By:	/s/ Zhengyu Wang
Name: Zhengyu Wang Title: Chief Executive Officer

Dated: January 3, 2017